February 9, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stephen Krikorian, Accounting Branch Chief

VIA EDGAR

Re:                             Stratasys Ltd. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2013 (the “2013 Form 20-F”)

Filed March 3, 2014

File No. 001-35751

Dear Mr. Krikorian:

We hereby provide the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated January 28, 2015 (“Comment Letter No. 2”), following the Staff’s receipt of the Company’s response letter, dated January 2, 2015 (the “Initial Response Letter”), to the Staff’s initial comment letter dated December 19, 2014 (the “Initial Comment Letter”).  To assist your review, we have retyped the text of the Staff’s comments below in bold face type and have provided the Company’s responses immediately following each numbered comment.  Please note that all references to page numbers in the responses below refer to the page numbers of the 2013 Form 20-F, as previously filed with the Commission.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Costs of revenues, page 51

1.                                      Based on the significance of cost of revenues on your results, it’s still unclear how you determined that providing greater insight into the relative significance of your material cost component, as a percentage or otherwise, is not necessary for an investor’s understanding of your production cost, including how you manage such costs. In particular, while we note that you will continue to monitor and analyze your costs of revenues and to update your disclosure to the extent that there are changes in significance among the various cost components, please tell us how an investor can similarly monitor the potential cost trends and potential impact of macro-economic issues on the material components of cost of revenues without such information.

We respectfully acknowledge the Staff’s comment, and in order to address the concerns raised by the Staff, in our upcoming annual report on Form 20-F for the year ended December 31, 2014 (the “2014 Form 20-F”), we will add disclosure that provides analysis that is similar to what is detailed in the following paragraphs:

Our most significant components of cost of revenues are costs of materials used for our printers, wages and related benefits costs, which together accounted for approximately 70% our total direct cost of sales in each of the years ended December 31, 2013 and 2012. Our other significant cost of revenues is the amortization expense that we incur in connection with developed technology acquired as part of our business combinations.  This amortization expense varies based on the timing and type of acquisitions, and was $55 million and $6 million for the years ended December 31, 2013 and 2012, respectively.

For the year ended December 31, 2013, a hypothetical 10% rise in commodity prices for raw materials would have caused an approximate $10 million increase in cost of revenues in our Consolidated Statements of Operations and Comprehensive Income.  As to wages and related benefits, a 10% increase in wages due to wage inflation would have caused an approximate $1 million increase in cost of revenues in our Consolidated Statements of Operations and Comprehensive Income for that same year.  During 2013, we did not notice actual particular trends that changed, or were expected to change in the near future, the absolute or relative significance of the components of our costs of revenues in a significant manner.  We also believe that inflation has not had a material effect on our operations or on our financial condition during the three most recent fiscal years.  Currently, we do not foresee a significant change in either the raw materials used for production or wage inflation that would materially impact our business.

Operating Expenses, page 62

2.              We note your response to our prior comment 3. However, in future filings, please revise to quantify each material factor that impacted your results of operations, such as the addition of Objet which added $83.8 million of SG&A and the addition of MakerBot which added an additional $9.4 million of SG&A. This disclosure should analyze and discuss the underlying trends for each of these factors as well as the expected impact on future results.

We respectfully acknowledge the Staff’s comment, and, in future filings, including the 2014 Form 20-F, we will provide a quantified disclosure of each material factor and related analysis of underlying trends and expected impact on future results.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Acquisitions

MakerBot transaction, page F-18

3.              We note your response to our prior comment 6. However, the fair value measurement of your earn-out obligation is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy. In this regard, since it appears that the inputs in your earn-out obligation calculation involve significant judgments that are subject to change and could have a material impact on your results, please consider including a corresponding sensitivity analysis for such inputs in your critical accounting policy discussion within MD&A. In particular, such information appears necessary in understanding how inputs in your calculation could impact expenses related to your earn-out obligation, which represents a $108.2 million exposure, based on the Company’s share price at December 31, 2013. In addition, please include a corresponding sensitivity analysis or discussion which details how changes in your share price will impact your total maximum exposure. Please refer to Section V of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

We respectfully acknowledge the Staff’s comment. Please note that MakerBot did not achieve its earn-out targets for 2014, and, therefore, the entire earn-out liability was cancelled as of December 31, 2014. As such, we do not believe that a sensitivity analysis for the MakerBot earn-out liability would be useful to investors in the upcoming 2014 Form 20-F. In future filings, for transactions with contingent considerations, we will include sensitivity analysis or discussion of the significant unobservable inputs into the calculation of earn-out obligations in our critical accounting policy discussion within our “Operating and Financial Review and Prospects”, if material.

4.              While we acknowledge the disclosures noted in your response to our prior comment 6, it is still unclear how your current disclosures comply with ASC 820-10-50-2(bbb) and 50-2(g). Please advise.

We respectfully acknowledge the Staff’s comment. As part of our disclosure, we provided a description of the valuation model and of the significant unobservable inputs used in the fair value measurement. As described above, MakerBot did not achieve the earn-out targets for 2014 and, therefore, the entire earn-out liability was cancelled as of December 31, 2014. In future filings, for other level 3 fair value measurements, we will disclose additional information and a narrative description of the sensitivity to change of the significant unobservable inputs pursuant to ASC 820-10-50-2(bbb) and 50-2(g).

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter.  Should you wish to discuss this letter at any time, please do not hesitate to contact our legal counsel, Meitar Liquornik Geva Leshem Tal (David S. Glatt, Adv. at 011-972-3-610-3140 or Jonathan M. Nathan, Adv. at 011-972-3-610-3182).

Sincerely,

/s/ Erez Simha

Erez Simha
Chief Financial Officer
Stratasys Ltd.

cc:                                Juan Migone

(Securities and Exchange Commission)

David S. Glatt, Adv.

Jonathan M. Nathan, Adv.

(Meitar Liquornik Geva Leshem Tal)